

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2014

Via E-mail
Mr. Naresh Mirchandani
Chief Financial Officer
Ameri Metro, Inc.
2575 Eastern Blvd., Suite 211
York, PA 17402

> **Re: Ameri Metro, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2014**
> **Filed November 13, 2014**
> **File No. 0-54546**

Dear Mr. Mirchandani:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2014

Signatures, page 28

1.   In an amendment to the Form 10-K, please ensure that your Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer have each signed the Form 10-K/A in their respective capacity. Refer to General Instruction D(2)(a) to Form 10-K.

Certifications

2.   We note that:

- In Exhibit 31.1, the name of the certifying officer does not agree with the individual who signed the certification;

- In Exhibits 31.1 and 31.2, you refer to "issuer" or "small business issuer" instead of "registrant"; and

- In Exhibit 32.2, the Section 906 certification does not contain the signature of your chief financial officer.

In this regard, please revise the applicable certifications, as appropriate, and file a full amendment of your Form 10-K. We remind you to include currently dated certifications that refer to the amended Form 10-K. Please refer to Item 601(b)(31) of Regulation S-K.

<u>XBRL Data Exhibits</u>

3.   Please amend your annual report to include the interactive data exhibits required by Item 601(b)(101) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Jeffrey Gordon at (202) 551-3866 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief